UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-14642

ING Groep N.V.
(Translation of registrant's name into English)

Bijlmerdreef 106
1102 CT Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

The Registrant is furnishing a report on Form 6-K on March 6, 2025 exhibiting a press release issued in relation to the filing of its annual report, as released to shareholders (the "Annual Report").

On March 6, 2025, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(c) Exhibit 99.1. Press release dated March 6, 2025

Exhibit 99.2. 2024 ING Groep N.V. annual report dated March 6, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

Date: March 6, 2025	/s/ Raymond Vermeulen
Raymond Vermeulen
Head of Media Relations & Issue Management